Filed by InoBat B.V.
Filed by InoBat AS
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:

Cartesian Growth Corporation II
(Commission File No. 001-41378)

InoBat and Cartesian Growth Corporation II

Announce Filing of Registration Statement on Form F-4

with the U.S. Securities and Exchange Commission

●	The Registration Statement describes InoBat’s battery energy storage systems (“BESS”) business and target customers, including AI data centers and hyperscalers, its increasingly localized Western supply chain, and its sodium-ion roadmap

●	The Combination includes $77.5 million of committed PIPE financing and has no minimum-cash condition

●	Following the closing, the combined company is expected to list on Nasdaq under the ticker symbol “INBT”

September 24, 2026 — InoBat AS (“InoBat”), a European battery energy storage systems manufacturer and integrator and battery technology developer, and Cartesian Growth Corporation II (“Cartesian II”), a special purpose acquisition company (OTCPK: RENEF), today announced that InoBat B.V. (“TopCo”), the holding company that will become the parent of both InoBat and Cartesian II upon completion of their previously announced business combination (the “Combination”), has publicly filed a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on September 24, 2026.

The Registration Statement contains a preliminary proxy statement of Cartesian II and a preliminary prospectus of TopCo. The Registration Statement has not yet been declared effective, and the information it contains is subject to change. The Registration Statement provides important information about InoBat and the proposed Combination, including InoBat’s audited consolidated financial statements for the years ended December 31, 2025 and 2024. The Registration Statement is available on the SEC’s website at www.sec.gov.

InoBat and Cartesian II entered into a definitive business combination agreement (the “BCA”) on July 24, 2026. The BCA values InoBat at $1.265 billion (approximately €1.1 billion) on a pre-money, pre-merger basis, including consideration tied to the achievement of strategic and financial milestones, and the Combination includes $77.5 million of new capital committed by institutional investors and InoBat’s current shareholders at closing. There is no minimum-cash condition to closing.

InoBat’s target customer base spans the energy storage ecosystem, including utilities and grid operators, renewable energy developers, industrial operators, energy traders, AI data center developers and operators, and hyperscalers requiring comprehensive energy management solutions. Supported by strategic shareholders and partners, including Volkswagen Group-backed Gotion High-Tech Co., Ltd. (“Gotion”), a global leader in battery manufacturing, Rio Tinto, a global leader in mining and refining materials used in battery production, and Amara Raja Energy & Mobility Limited, India’s leading battery manufacturer, InoBat is increasing the level of supply chain localization in Europe through its Voderady, Slovakia site, where a BESS module, pack, and container assembly facility with a targeted annual capacity of 5 GWh is under construction. GIB EnergyX Slovakia s.r.o., InoBat’s gigafactory investment with Gotion in Šurany, Slovakia, approximately 40 miles from Voderady, is developing an LFP (Lithium Iron Phosphate) battery cell facility with an initial planned capacity of 20 GWh and a targeted start of production in 2027.

InoBat is also working with Analog Devices, a global semiconductor company, and other partners to integrate Western-built battery management, energy management, and SCADA (Supervisory Control and Data Acquisition) systems into its BESS. Furthermore, InoBat is developing hybrid solutions with integrated supercapacitors that, when integrated with BESS, can support the power resiliency needs of AI data centers.

Beyond its lithium-ion BESS offering, InoBat is advancing a sodium-ion battery roadmap through a joint development agreement and a planned joint venture with Clarios, the world’s largest low-voltage automotive battery maker, and Altris, targeting low-voltage automotive applications with possible extension to energy storage. Sodium-ion cells do not rely on lithium, cobalt, or nickel and can reduce reliance on non-Western manufactured supply chains.

The BCA has been approved by the boards of directors of both InoBat and Cartesian II. Closing is expected to occur as soon as practicable following the Registration Statement being declared effective by the SEC, subject to customary closing conditions. Upon closing, TopCo will be renamed InoBat N.V. and is expected to trade on Nasdaq under the ticker symbol “INBT.”

About InoBat

InoBat is a European BESS manufacturer and cell development platform, headquartered in Slovakia. Through its BESSMONT product line, InoBat designs, manufactures, and deploys utility-scale BESS from its production facility in Voderady, Slovakia, serving industrial and utility customers and positioning for rising power demand from data centers and AI infrastructure. InoBat is also advancing a strategic partnership with Clarios and Altris on next-generation cell technology and participates in a gigafactory joint venture with Gotion High-Tech Co., Ltd., supporting European battery supply chain localization. InoBat is an awardee under the European Union’s Important Projects of Common European Interest (“IPCEI”) program. Strategic shareholders include Rio Tinto, Amara Raja Energy & Mobility Limited, Gotion High-Tech Co., Ltd. / Volkswagen Group, Slovak Investment Holding (SZRB Group), Across Finance, and IPM Group. For more information, visit www.inobat.eu.

About Cartesian Growth Corporation II

Cartesian Growth Corporation II (OTCPK: RENEF) is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, or similar business combination with one or more businesses or entities. Cartesian II is an affiliate of Cartesian Capital Group, LLC, a global private equity firm and registered investment adviser headquartered in New York City. For more information, visit www.cartesiangrowth.com.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “plans,” “expects,” “estimated,” “is expected,” “budget,” “scheduled,” “forecasts,” “targets,” “projects,” “contemplates,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity, including demand for energy storage from data centers and artificial intelligence; the PIPE financing, expected cash proceeds, earnout consideration, and other business milestones; the gigafactory joint venture and related supply chain localization; the BESS assembly facility at Voderady; the sodium-ion development program and related partnerships; the anticipated benefits of a transatlantic platform and Nasdaq listing; the potential benefits of the proposed Combination; and expectations relating to the proposed Combination and related transactions. These statements are based on various assumptions and on the current expectations of InoBat’s and Cartesian II’s management and are not predictions of actual performance. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Combination; the outcome of the SEC’s review of the Registration Statement and the timing of its effectiveness; the failure to realize the anticipated benefits of the proposed Combination; the ability of the combined company to meet U.S. stock exchange listing standards; the pace and scale of energy storage demand from data center and artificial intelligence operators; the level of redemptions by Cartesian II’s public shareholders and the resulting impact on cash proceeds; the ability to successfully consummate the PIPE financing; global economic and political conditions; the occurrence of any event that could give rise to termination of the BCA; and additional risks set forth in the Registration Statement and in Cartesian II’s filings with the SEC. Additional information on these and other factors that may cause actual results and Cartesian II’s performance to differ materially is included in the Registration Statement under the heading “Risk Factors” and in Cartesian II’s periodic reports filed with the SEC, including, but not limited to, Cartesian II’s Annual Report on Form 10-K for the year ended December 31, 2025, including those factors described under the heading “Risk Factors” therein, and Cartesian II's subsequent Quarterly Reports on Form 10-Q. Copies of Cartesian II’s filings with the SEC are available publicly on the SEC’s website at www.sec.gov or may be obtained by contacting Cartesian II. If any of these risks materialize, actual results could differ materially from those implied by these forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither InoBat nor Cartesian II undertakes any obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed Combination, TopCo has filed with the SEC the Registration Statement on Form F-4, which includes a preliminary proxy statement of Cartesian II and a preliminary prospectus of TopCo. After the Registration Statement has been declared effective by the SEC, Cartesian II will mail a definitive proxy statement/prospectus and other relevant documentation to Cartesian II’s shareholders as of a record date to be established for voting on the proposed Combination. This document does not contain all the information that should be considered concerning the proposed Combination. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Combination. Cartesian II’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, when available, the definitive proxy statement/prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed Combination because these materials contain, and will contain, important information about InoBat, Cartesian II, TopCo, and the proposed transactions. Shareholders are able to obtain a copy of the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov, or by directing a written request to: Cartesian Growth Corporation II, 505 Fifth Avenue, 15th Floor, New York, New York 10017.

Participants in the Solicitation

InoBat, Cartesian II, TopCo, and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Cartesian II is set forth in Cartesian II’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2025. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction, and a description of their interests, is set forth in the preliminary proxy statement/prospectus included in the Registration Statement and will be set forth in the definitive proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Media and Investor Contacts

contact@cartesiangrowth.com